November 7, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attention:	Amanda Ravitz
Assistant Director
c/o Caleb French

Re:	Ameri Holdings, Inc. Registration Statement on Form S-1 (No. 333-220499)

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 3:00 p.m., Eastern time, on Wednesday, November 8, 2017, or as soon as possible thereafter, and acknowledgement of the statements contained in the U.S. Securities and Exchange Commission’s letters to the Company.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Adam W. Finerman
Adam W. Finerman

cc:	Mr. Giri Devanur Mr. Viraj Patel

Ameri Holdings, Inc.
100 Canal Pointe Boulevard, Suite 108
Princeton, NJ 08540

November 7, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attention:	Amanda Ravitz
Assistant Director
c/o Caleb French

Re:	Ameri Holdings, Inc. Registration Statement on Form S-1 (No. 333-220499)

Ladies and Gentlemen:

Ameri Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern time, on Wednesday, November 8, 2017, or as soon as possible thereafter.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing;

•	the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

AMERI HOLDING, INC.

By:	/s/ Viraj Patel
Viraj Patel
Chief Financial Officer